

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC





04005650

January 12, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Julia A. Houston
Attorney
Delta Air Lines, Inc.
Department 981
P.O. Box 20574
Atlanta, GA 30320

Re: Delta Air Lines, Inc.
Incoming letter dated December 22, 2003

Dear Ms. Houston:

This is in response to your letter dated December 22, 2003 concerning the shareholder proposal submitted to Delta by William Sullender. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Sullender
1822 Promontory Dr.
Florence, KY 41042


Delta

Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

December 22, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Delta Air Lines, Inc./Shareowner Proposal Received from William Sullender

Ladies and Gentlemen:

I am in-house counsel to Delta Air Lines, Inc. (the "Company"), and I am submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention not to identify William Sullender as a co-sponsor of a shareowner proposal and supporting statement (the "Proposal") that the Company received from Stanley A. Barczak for inclusion in the Company's proxy statement relating to its 2004 annual meeting of shareowners (the "Proxy Materials").

On December 1, 2003, the Company received a letter, dated November 21, 2003, from William Sullender, seeking to be recognized as a co-sponsor of the Proposal submitted by Mr. Barczak. The Company currently anticipates including the Proposal in its Proxy Materials and identifying Mr. Barczak as sponsor of the Proposal. However, if Mr. Barczak withdraws the Proposal, the Company intends to omit the Proposal entirely from its Proxy Materials. Copies of Mr. Sullender's letter and the accompanying Proposal are attached hereto as Exhibit A. Copies of Mr. Barczak's letter and the accompanying Proposal are attached hereto as Exhibit B.

On behalf of the Company, for the reasons set forth below, I respectfully request that the Staff of the Commission inform the Company that it will not recommend any enforcement action against the Company if the Company (i) does not identify Mr. Sullender as a co-sponsor of the Proposal in its Proxy Materials, or (ii) if Mr. Barczak withdraws the Proposal, does not include the Proposal in its Proxy Materials. The Company intends to file its definitive Proxy Materials with the Commission on or about March 23, 2004. Pursuant to Rule 14a-8(j), I am submitting six copies of this letter with the accompanying exhibits. A copy of this submission is being furnished simultaneously to Mr. Sullender.


SKYTEAM

The Company believes that it may omit any reference to Mr. Sullender as a co-sponsor of the Proposal in its Proxy Materials because he did not comply with the timeliness requirements of Rule 14a-8(e). Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The Company's 2003 proxy statement was released on March 25, 2003 for its 2003 annual meeting of shareowners, which was held on April 25, 2003. The Company's 2004 annual meeting of shareowners is scheduled for April 23, 2004, a date which is within 30 days of the date of the 2003 annual meeting. Because the Company did hold an annual meeting in 2003, and because the 2004 annual meeting is scheduled for a date which is within 30 days of the date of the Company's 2003 annual meeting, under Rule 14a-8(e)(2) all shareowner proposals were required to be received by the Company not less than 120 days before March 25, 2004. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2003 proxy statement under the caption "General Information—Submission of Shareowner Proposals," which stated that shareowner proposals for the 2004 annual meeting had to be received by the Company no later than 5:00 p.m., local time, on November 26, 2003.

Mr. Sullender's letter, although dated November 21, 2001, was not received by the Company until December 1, 2003, which is five days after the Company's deadline for submission of Rule 14a-8 proposals. The Proposal was received by first-class mail, return receipt requested. The Staff has consistently permitted the exclusion from proxy materials of proposals received late. See, e.g., Hewlett-Packard Co. (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998). In addition, the Staff has consistently held that reference to a proponent as a co-sponsor of a proposal may be omitted where the request for a co-sponsorship was not timely filed. See, e.g., The Coca-Cola Company (January 10, 2001); Xerox Corporation (March 13, 1992).

For the foregoing reasons, the Company requests that you concur in its view that, in accordance with Rule 14a-8(j), it properly may exclude a reference to Mr. Sullender as a co-sponsor of the Proposal from its Proxy Materials to be circulated to Company shareowners in conjunction with its 2004 annual meeting, and may exclude the Proposal from the Proxy Materials if the Proposal is withdrawn by Mr. Barczak. Should you require additional materials or information, please do not hesitate to contact me at (404) 715-2189.

Sincerely,



Julia A. Houston
Attorney
Delta Air Lines, Inc.
Department 981
P.O. Box 20574
Atlanta, Georgia 30320
Telephone (404) 715-2189

Attachments

cc: William Sullender


RECEIVED
DEC - 1 2003
R.S. Harke

21 November 2003

Robert S. Harkey, Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Mr. Harkey,

I am the owner of over 200 shares of Delta stock as well as 432 vested options in the Delta Skyshares program. I've included verification of my stock and option ownership which shows that I have held over $2000 worth of Delta stock for over a year, and will continue to do so through the date of the next shareholders meeting.

I am notifying you of my intention to jointly submit, with other shareholders, the enclosed resolution for consideration and action by the shareholders at the 2004 Delta Shareholders Meeting. I wish to be listed as a cosponsor for this resolution and designate Stanley A. Barczak, 13037 Hutton Dr., Richwood, KY as the primary filer for this resolution. I submit this information so the resolution will be included in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Sincerely,

William Sullender

William Sullender
1822 Promontory DR.
Florence, KY 41042

Exhibit A

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit ***any*** *increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitably. This resolution will take effect immediately and remain in effect until Delta sustains six consecutive fiscal quarters of profitability.*

Over 20 billion dollars have been lost in the airline industry since Sept. 11, 2001, and Delta has suffered a staggering loss in excess of 3 billion dollars. In light of the greatest fiscal crisis in Delta's history, it is incomprehensible for Delta's Personnel and Compensation Committee (Edward H. Budd, Chairman, George M.C. Fisher, David R. Goode, Gerald Grinstein), Delta's Board of Directors, and Delta's executives to have agreed to over 25 million dollars in pay raises and bonuses for Delta executive management. In addition, a 25 million-dollar bankruptcy insurance trust fund, which has escalated to over 65 million dollars, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse comes in the darkest hour of Delta's history, and flies in the face of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government to aid the struggling airline industry and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon themselves to tie any Federal aid to the airlines with restrictions on the pay of several major carriers' executives. Delta's executives, Mr. Mullin and Mr. Reid, were two of the executives Congress specifically singled out in this airline legislation. It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots have, understandably, looked at what management has done, and continues to do, for itself and resisted any concessions.

It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors, and Delta executive management that it has become incumbent upon the Delta shareholders to act.

I therefore urge all Delta shareholders to vote For this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

21 November 2003


RECEIVED
NOV 2 6 2003
R.S. Harkey

Robert S. Harkey, Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Mr. Harkey,

I am submitting for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934, a proxy resolution dealing with fiscal responsibility with regard to Delta executive compensation.

I am the owner of over $2000 of Delta Air Lines stock. I've included verification from my investment company, which shows that I have held this Delta stock for over a year, and I will continue to do so through the date of the next shareholders meeting.

As a registered holder in the Delta Skyshares Program, Delta is aware of my election to participate in the Skyshares Option Exchange Program. On the new grant date of Dec. 26, 2003 my 432 vested options, under the 3:1 exchange rate, will amount to some 144 vested options, which as you are aware, must be held for 1 year before they can be exercised. I've included a copy of my last Delta Skyshares statement before the exchange program went into effect.

I will be joined in submitting this proposal by other shareholders and I wish to be listed as the primary filer for this resolution.

Sincerely,

Stanley A. Barczak

Stanley A. Barczak
13037 Hutton Dr.
Richwood, KY 41094

Exhibit B

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit ***any*** *increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitably. This resolution will take effect immediately and remain in effect until Delta sustains six consecutive fiscal quarters of profitability.*

Over 20 billion dollars have been lost in the airline industry since Sept. 11, 2001, and Delta has suffered a staggering loss in excess of 3 billion dollars. In light of the greatest fiscal crisis in Delta's history, it is incomprehensible for Delta's Personnel and Compensation Committee (Edward H. Budd, Chairman, George M.C. Fisher, David R. Goode, Gerald Grinstein), Delta's Board of Directors, and Delta's executives to have agreed to over 25 million dollars in pay raises and bonuses for Delta executive management. In addition, a 25 million-dollar bankruptcy insurance trust fund, which has escalated to over 65 million dollars, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse comes in the darkest hour of Delta's history, and flies in the face of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government to aid the struggling airline industry and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon themselves to tie any Federal aid to the airlines with restrictions on the pay of several major carriers' executives. Delta's executives, Mr. Mullin and Mr. Reid, were two of the executives Congress specifically singled out in this airline legislation. It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots have, understandably, looked at what management has done, and continues to do, for itself and resisted any concessions.

It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors, and Delta executive management that it has become incumbent upon the Delta shareholders to act.

I therefore urge all Delta shareholders to vote For this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Delta Air Lines, Inc.
Incoming letter dated December 22, 2003

The proposal relates to executive compensation.

There appears to be some basis for your view that Delta may exclude William Sullender as a co-proponent of the proposal under rule 14a-8(e)(2) because Delta received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Delta omits William Sullender as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,



Grace K. Lee
Special Counsel